UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

G. Kenneth Lloyd informed BeyondSpring Inc. (the “Company”) of his decision to retire from his role as Chief Scientific Officer of the Company, effective as of March 31, 2024. Dr. Lloyd’s decision to retire from the Company is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Effective immediately upon Dr. Lloyd’s retirement, June Lu will be appointed as the Company’s Chief Scientific Officer. Dr. Lu is an accomplished professional in scientific, translational, and strategic analysis aspects of R&D projects and pipeline assets, with nearly 25 years of industry experience in innovative drug research and development.  Dr. Lu joined the Company in October 2021 as Senior Director of Pre-Clinical and was recently promoted to Executive Director of Translational Medicine in July 2023. Prior to joining the Company, Dr. Lu held various Director positions with increasing responsibilities at Endocyte, Advanced Accelerator Applications, a Novartis company, and Novartis Institute for Biomedical Research. Dr. Lu received her Ph.D. in chemistry from Purdue University and B.S. degree in analytical chemistry from Zhejiang University of Technology.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-257639, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer
Date: March 18, 2024